Exhibit 10.2

[Letterhead of BEA Systems, Inc.]

July 30, 2004

Wai Wong

Dear Wai:

I am happy to extend the following offer of employment to you with an anticipated start date of September 1, 2004 or earlier. This letter will confirm the terms of your offer of employment with BEA Systems, Inc. (“The Company”).

1. Position and Responsibilities. You will report to Alfred Chuang, CEO and President and serve in the position of Executive Vice President, Products. You will assume and discharge such responsibilities as are commensurate with such a position for which we believe you are well qualified. The location of this position is San Jose, California (Company headquarters).

2. Compensation.

a) In consideration of your services, you will be paid a base salary of $17,916.67 per pay period (annualized base salary of $430,000). The salary will be payable semi-monthly in accordance with The Company’s standard payroll practices. Your base salary will be reviewed annually by the appropriate management of The Company in accordance with our review guidelines.

b) Your annual on-target compensation will be $752,500 (combined base and variable). Your variable earnings potential is $322,500 or 75% of your base salary. Your ability to earn the variable targets will be based upon both company and individual performance. The FY05 Bonus Plan Document is enclosed. We are happy to guarantee for the second half of FY05, such that you will receive the target amount of $161,250 at the end of each quarter (which shall be reduced by any actual bonus earned for this period).

c) We are also offering a $50,000 sign on bonus (gross before applicable withholdings and deductions) payable upon relocation of your family to the Bay Area.

d) We are also happy to relocate you to the San Francisco Bay Area, consistent with our Standard Domestic Executive Relocation Program. Your relocation must be completed by a date to be mutually determined and agreed upon by you and Alfred Chuang. Please refer to the relocation summary attachment for specifics of your relocation package.

e) In the event of involuntary termination without “Cause” (as defined below) within the first year of employment, you will be provided with a severance payment equal to 6 months of base salary as well as vested stock options equal to the amount that would otherwise vest upon the one year anniversary of your hire date, provided that you sign a standard transition agreement (to be drafted by BEA) that shall include, among other things, a general release of claims against BEA and its directors, officers, employees, shareholders, agents, successors and assigns. In the event of an involuntary termination without “Cause” after the first year of employment, you will be entitled to a severance payment equal to 6 months of base salary, provided you sign a standard transition agreement (to be drafted by BEA) that will include, amont other things, a general release of claims against BEA and its directors, officers, employees, shareholders, agents, successors and assigns.

For the purposes of this paragraph 2(e), BEA may terminate your employment for “Cause” if: (i) you are convicted of, or plead no contest to, a crime of moral turpitude, or a fraud, felony or criminal act against The Company or any affiliated Company thereof or any of the assets of any of them; (ii) you engage in material misconduct or dishonest conduct that is detrimental to The Company (or any affiliated Company), (iii) you breach your Employee Proprietary Information and Inventions Agreement with The Company; (iv) you demonstrate material unfitness or unavailability for service or persistent unsatisfactory performance, which you fail to cure to the satisfaction of the Company for a period of thirty (30) days following notice to you by the Company, or, (v) your breach of the representations contained in paragraph 7 herein that your employment with the Company will not breach any contract or agreement with any former or existing employer, which shall include but not be limited to you being enjoined or prohibited, by a preliminary injunction of any court of competent jurisdiction, from performing all or a substantial portion of the duties which, in BEA’s sole discretion, are critical to the position of Executive Vice President, Products.

If BEA terminates your employment for “Cause,” it shall pay you all compensation to which you are owed through your termination date, and shall have no further obligations to you under this offer letter. For purposes of this offer letter, you agree that BEA may terminate your employment due to your death or Disability (which shall be defined as you being unable to perform the essential functions of your job for 120 consecutive days or more) and such termination shall not constitute a termination without “Cause” and you will not be eligible for the severance benefits described in paragraph 2(e) if your employment is terminated due your death or Disability.

(f) Benefits. You will be entitled to receive employee benefits made available by The Company to similarly situated employees to the extent of your eligibility. The details of our medical, dental, paid time off, and 401(k) programs will be discussed in our Orientation Program.

3. Continuity and Indemnification Agreements. Consistent with the Agreement provided to other Executive Staff members, BEA is providing a “Change in Control” agreement under separate cover that addresses specific severance and trigger events in the event of a change in control. Please refer to the enclosed “Employment Agreement.” If you receive any severance benefits under paragraph 2(e) above, those severance benefits shall offset and reduce any severance payments or benefits that you may be entitled to under the terms of the attached Employment Agreement. As an officer of the Company, you will receive the Company’s standard Indemnification Agreement for its officers.

4. Stock Options. Under the terms and conditions of The Company’s Stock Option Plan, you will be granted an option to purchase 600,000 (six hundred thousand) shares of common stock of The Company, subject to approval by the Board of Directors.

The shares subject to the option shall vest as follows:

1.	100,000 shares of restricted stock at a price of $0.01 per share with a cliff vesting period at one (1) year from date of hire. These shares will be issued from the Company’s 1997 plan and will be registered so that shares can be sold upon vest to pay tax obligations.

2.	500,000 stock options with a standard four (4) year vesting period (one year cliff vesting period for first 25% and then monthly thereafter from date of hire).

Your entitlement to any stock options that may be approved is conditioned upon your signing of The Company’s Stock Option Agreement, and is subject to its terms and the terms of the Stock Option Plan under which the option is granted. The Company’s Stock Option Plan, including the Stock Option Agreement, will be sent to you separately.

The stock options that you will be granted pursuant to paragraph 4(2) above may be exercised, in whole or in part, as follows: The first twenty-five percent (25%) of the shares subject to the option shall vest and may be exercised upon the first anniversary of your hire date. After the first 25% of an option vests, an additional 1/48th of the shares subject to the option shall vest and may be exercised upon the monthly anniversary of your hire date. The exercise price of your option and the grant date will be set by Board approval (following your employment with BEA, as determined by the date of such Board actions), and will be the closing market price on the day prior to the Board approval date.

6. Confidential Information. You agree that you will execute The Company’s Employee Proprietary Information and Invention Assignments Agreement (to be developed and executed by both parties). You further agree that, at all times during the term of your employment and thereafter, you will abide by the terms of said agreement. You recognize that The Company desires not to improperly obtain or use any proprietary information or trade secrets of any former employer or the person or entity.

7. Conflicting Employment. Prior to receiving this offer of employment from The Company, you may have been engaged in another employment, occupation, consulting or other business activity related to the business in which The Company is now involved or may become involved during the term of your employment. You acknowledge that your involvement in any such business activity shall cease prior to your employment by The Company, and that, during the term of your employment, you will not engage in any employment, occupation, consulting or other business activity that conflicts with your obligations to The Company.

You further represent that you have disclosed to The Company the nature of any contracts or agreements that you have signed with a former or current employer, client or third party that may restrict, limit or otherwise affect the scope of your employment with The Company. You represent that you are free to accept this offer of employment, and that, by doing so and/or performing any of your obligations as an employee of The Company, you are not now, and will not in the future, be breaching any contract or agreement with any former or existing employer, client or third party. You understand and agree that the Company shall have grounds to immediately terminate your employment (which shall be a termination for “Cause”) if you breach the representations contained in this paragraph 7, which shall include but not be limited to your being enjoined or prohibited, by a preliminary injunction of any court of competent jurisdiction, from performing all or a substantial portion of the duties which, in BEA’s sole discretion, are critical to the position of Executive Vice President, Products.

8. Term of Employment. Your employment with The Company will be “at will.” This means that either you or The Company will have the right to terminate your employment at any time, with or without advanced notice, and with or without cause, subject to the provisions of paragraph 2(e) above and the attached Employment Agreement. No one other than the CEO of The Company has the authority to alter this arrangement, to enter into an agreement for employment for a specified period of time, or to make any agreement contrary to this policy. Any such agreement must be in writing and must be signed by the CEO of The Company and by the affected employee.

9. Introductory Period. The Company provides for an introductory period of employment for a new employee to assess The Company and job content, and for The Company to evaluate the employee and his or her job performance. As a new employee, you will be expected to satisfactorily complete a 90 day introductory period beginning on your date of hire. A performance review will be conducted following the end of the introductory period. (At the company’s discretion, your introductory period may be extended one or more times). Please note, however, that successful completion of the introductory period does not change the at will nature of your employment.

This offer of employment is contingent upon (a) a satisfactory background check as mentioned in the release you submitted with your application, (b) your signing the company’s Employee Proprietary Information and Inventions Agreement, and (c) your signing the attached Arbitration Agreement. This offer also is contingent upon your ability to show proof of your identity and legal right to work in the United States as required by the Immigration Reform and Control Act of 1986. Enclosed with this letter is a copy of the Employment Eligibility Verification Form required by IRCA. Please review this document and bring the appropriate original documentation on your first day of work.

We are excited about having you join The Company. Please acknowledge and confirm your acceptance of this offer by midnight, PST, August 10, 2004 at which point the offer will expire. You can accept by signing and returning the enclosed copy of this letter along with the signed Arbitration Agreement to my attention at fax number 510-570-xxxx. If you have any questions about this offer letter, please call me at (408) 570-xxxx or cell 408-838-xxxx.

Sincerely,

/s/ Jeanne Wu
Jeanne Wu Sr. VP, WW Human Resources

I accept the terms of my employment with The Company as set forth herein. I understand and acknowledge that this offer letter and the attached agreements (Employment Agreement and Proprietary Information and Invention Assignment Agreement) represents the entire agreement concerning the subject matter of this letter, and supersedes all prior and contemporaneous agreements and representations. I sign this offer letter voluntarily and not in reliance on any promises other than those contained in this letter.

/s/ Wai Wong
Name

Date
Anticipated Start Date

Note: If for any reason you change your anticipated start date after you have sent in your acceptance, please notify the individual designated for your New Hire Orientation noted in the Cover Letter.